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Hamilton Square
600 Fourteenth Street, N.W.
Washington, DC  20005-2004
202.220.1200
Fax 202.220.1665

                                                                Thomas L. Hanley
                                                       direct dial: 202.220.1513
                                                           hanleyt@pepperlaw.com


                                           February 1, 2006


Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F. Street, NE
Washington, D.C. 20549


    Attention: Jeffrey Riedler, Assistant Director
               Jim Rosenberg, Senior Assistant Chief Accountant



    Re: Valera Pharmaceuticals, Inc.
        Registration Statement on Form S-1
        Commission File No. 333-123288
        ----------------------------------


Dear Messrs. Riedler and Rosenberg:

         On behalf of Valera Pharmaceuticals, Inc. (the "Company"), I am responding to comments discussed with Mr. Rosenberg requesting additional disclosure in concerning the Company's revenue recognition policies regarding return allowances. The Company proposes to add the following language under the sub-caption Revenue Recognition in Management's Discussion and Analysis of Financial Condition and Results of Operations:

               Allowances have been recorded for any potential returns or adjustments in accordance with our policies. We historically have recorded allowances based upon a percentage of gross sales. To date, we have not changed our percentage estimates of product returns, and, therefore, have not made any adjustments to date in this allowance. We distribute our product directly to physicians or through our distributor, Besse Medical. The majority of our sales are made directly to physicians by our product specialists. We believe that physicians typically order product on an as needed basis, and, therefore, maintain inventory of our product
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United States Securities and Exchange Commission
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February 1, 2006


               only to cover their immediate and short-term future requirements. In addition, our product specialists routinely confirm product utilization and inventory levels, if any, as part of their normal sales calls with physicians. We continue to monitor our distribution channels in order to assess the adequacy of our allowances. We do not believe that it is reasonably likely that a material change will occur in the allowance as of September 30, 2005.

         The Company believes that because similar disclosure is already provided in the Notes to Financial Statements, that including this new disclosure in a pre-effective amendment to the Form S-1 is not necessary. Therefore, the Company proposes to include this disclosure under the caption referenced above in its future Forms 10-K and 10-Q filings with the Commission.

         Please contact me at 202.220.1513 if you require any additional information or wish to discuss this matter.


                                                    Very truly yours,

                                                    /s/ Thomas L. Hanley
                                                    --------------------
                                                    Thomas L. Hanley